Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS FOR THE
SECOND QUARTER ENDED JUNE 30, 2016

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information on the activities of Aurinia Pharmaceuticals Inc. (“Aurinia” or the “Company”) and its subsidiaries on a consolidated basis and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and accompanying notes for the second quarter ended June 30, 2016 and the Company’s annual MD&A and audited financial statements for the year ended December 31, 2015. All amounts are expressed in United States (U.S.) dollars unless otherwise stated. Dollar amounts in tabular columns are expressed in thousands of U.S. dollars. This document is current in all material respects as of August 3, 2016.

The financial information contained in this MD&A and in the Company’s unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards or IFRS as issued by the International Accounting Standards Board or IASB applicable to the preparation of interim financial statements including International Accounting Standards 34: Interim Financial Reporting. The unaudited interim condensed consolidated financial statements and MD&A have been reviewed and approved by the Company’s Audit Committee on August 3, 2016.

FORWARD-LOOKING STATEMENTS

A statement is forward-looking when it uses what the Company knows and expects today to make a statement about the future. Forward-looking statements may include words such as “anticipate”, “believe”, “intend”, “expect”, “goal”, “may”, “outlook”, “plan”, “seek”, “should”, “strive”, “target”, “could”, “continue”, “potential” and “estimated”, or the negative of such terms or comparable terminology. You should not place undue reliance on forward-looking statements, particularly those concerning anticipated events relating to the development, clinical trials, regulatory approval, and marketing of the Company’s product and the timing or magnitude of those events, as they are inherently risky and uncertain.

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the Company’s future prospects and make informed investment decisions. In this MD&A, these statements may include, without limitation:

  plans to fund the Company’s operations;

  statements concerning strategic alternatives and future operations;

  partnering activities;

  summary statements relating to results of the past voclosporin trials or plans to advance the development of voclosporin;

  statements concerning partnership activities and health regulatory discussions;

  the timing of the release of the primary end-point results of the Company’s voclosporin Phase 2b lupus nephritis (“LN”) clinical trial (“AURA”);

  the timing of the analysis and review of the AURA data with the U.S. Food and Drug Administration (“FDA”);

  the timing of commencement and completion of clinical trials;

  the Company’s intention to seek regulatory approvals in the United States and Europe for voclosporin;

  the Company’s intention to seek additional corporate alliances and collaborative agreements to support the commercialization and development of its product;

  the Company’s intention to demonstrate that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class status for the treatment of LN outside of Japan;

  the Company’s intention to use the AURA clinical trial program to gain a clearer understanding of voclosporin’s time to onset of action in patients suffering from LN;

  the Company’s intention to initiate a Japanese Phase 1 trial;

  the Company’s belief that recent granted formulation patents regarding the delivery of voclosporin to the ocular surface for conditions such as dry eye have the potential to be of therapeutic value;

  the Company’s belief that voclosporin has further potential to be of therapeutic value in other autoimmune indications and in the prevention of transplant rejection;

  the Company’s intention to seek regulatory approval in other jurisdictions in the future and initiate clinical studies;

  the Company’s anticipated future financial position, future revenues and projected costs;

  the Company’s intention to raise additional funds in the next 12 months;

  the timing of the Company’s anticipated milestones for 2016;

  the Company’s belief that voclosporin offers relevant clinical benefits as compared to the older off-patent calcineurin inhibitors (“CNI”) and existing commercially available CNIs and thus possess a unique position in the market;

  the Company’s belief that the inhibition of activation of T-cells will have a positive modulatory effect in the treatment of LN;

  plans and objectives of management; and

  the Company’s belief that utilizing a multi-targeted approach with voclosporin may help LN patients.

Such statements reflect the Company’s current views with respect to future events and are subject to risks and uncertainties and are necessarily based on a number of estimates and assumptions that, while considered reasonable by the Company, as at the date of such statements, are inherently subject to significant business, economic, competitive, political, scientific and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The factors and assumptions used by the Company to develop such forward-looking statements include, but are not limited to: the assumption that the Company will be able to reach agreements with regulatory agencies on executable development programs; the assumption that recruitment to clinical trials will occur as projected; the assumption that the Company will successfully complete its clinical programs on a timely basis, including the AURA clinical trial currently in progress, to enable the Company to proceed to conduct future required LN clinical trials and meet regulatory requirements for approval of marketing authorization applications and new drug approvals; the assumption the regulatory requirements will be maintained; the assumption that the Company will be able to manufacture and secure a sufficient supply of voclosporin on a timely basis to successfully complete the development and commercialization of voclosporin; the assumption that the Company’s patent portfolio is sufficient and valid; the assumption that there is a potential commercial value for other indications for voclosporin; the assumption that market data and reports reviewed by the Company are accurate; the assumptions relating to the availability of capital on terms that are favourable to the Company; the assumption that the Company will be able to attract and retain skilled staff; the assumption that general business and economic conditions will be maintained, and the assumptions relating to the feasibility of future clinical trials.

It is important to know that:

  Actual results could be materially different from what the Company expects if known or unknown risks affect its business, or if the Company’s estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward- looking statements.

  Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of mergers, acquisitions, other business combinations or transactions, dispositions, sales of assets, asset write-downs or other charges announced or occurring after the forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them. Accordingly, the expected impact cannot be meaningfully described in the abstract or presented in the same manner as known risks affecting the Company’s business.

  The Company disclaims any intention and assumes no obligation to update any forward-looking statements even if new information becomes available, as a result of future events, new information, or for any other reason except as required by law.

Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, performance, or achievements to differ materially from any further results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

  the need for additional capital to fund the Company’s development programs and the effect of capital market conditions and other factors on capital availability;

  difficulties, delays, or failures the Company may experience in the conduct of and reporting of results of its clinical trials for voclosporin, and in particular its current AURA clinical trial;

  difficulties, delays or failures in obtaining regulatory approvals for the initiation of clinical trials;

  difficulties, delays or failures in obtaining regulatory approvals to market voclosporin;

  difficulties the Company may experience in completing the development and commercialization of voclosporin;

  insufficient acceptance of and demand for voclosporin;

  difficulties, delays, or failures in obtaining appropriate reimbursement of voclosporin.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements are made as of the date hereof.

For additional information on risks and uncertainties in respect of the Company and its business, please see the “Risks and Uncertainties” section of this MD&A. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct.

Additional information related to Aurinia, including its most recent Annual Information Form, is available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com or the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.

OVERVIEW

THE COMPANY

Corporate Structure

Name, Address and Incorporation

Aurinia is a clinical stage biopharmaceutical company with its head office located at #1203-4464 Markham Street, Victoria, British Columbia V8Z 7X8 where clinical, regulatory and business development functions of the Company are conducted. The Company has its registered office located at #201, 17904-105 Avenue, Edmonton, Alberta T5S 2H5 where the finance function is performed.

Aurinia Pharmaceuticals Inc. is organized under the Business Corporations Act (Alberta). The Company’s Common Shares are currently listed and traded on the NASDAQ Global Market (“NASDAQ”) under the symbol “AUPH” and on the Toronto Stock Exchange (“TSX”) under the symbol “AUP”. The Company’s primary business is the development of a therapeutic drug to treat autoimmune diseases, in particular LN.

The Company has the following wholly-owned subsidiaries: Aurinia Pharma Corp. (British Columbia incorporated), Aurinia Pharmaceuticals, Inc. (Delaware incorporated) and Aurinia Pharma Limited (UK incorporated).

RECENT DEVELOPMENTS

At-the-Market (ATM) Facility

On July 22, 2016 the Company entered into a Controlled Equity OfferingSM Sales Agreement with Cantor Fitzgerald & Co. (“Cantor Fitzgerald”) pursuant to which the Company may from time to time sell, through at-the-market (“ATM”) offerings with Cantor Fitzgerald acting as sales agent, such common shares as would have an aggregate offer price of up to US$10 million. Aurinia has also filed a prospectus supplement with securities regulatory authorities in Canada in the provinces of British Columbia, Alberta and Ontario, and with the United States Securities and Exchange Commission, which supplements Aurinia’s short form base shelf prospectus dated October 16, 2015, and Aurinia’s shelf registration statement on Form F-10 dated October 16, 2015, declared effective on November 5, 2015. The listing of any shares sold pursuant to an ATM offering is subject to the approval of the Toronto Stock Exchange and NASDAQ. Cantor Fitzgerald, at Aurinia’s discretion and instruction, will use its commercially reasonable efforts to sell the common shares at market prices from time to time. Sales in an ATM Offering will only be conducted in the United States through NASDAQ at market prices. No sales will be conducted in Canada or through the Toronto Stock Exchange.

Aurinia currently intends to use the proceeds from sales related to the ATM offering, if any, primarily for working capital and general corporate purposes, including to fund its LN clinical trial program for voclosporin.

SECOND QUARTER CORPORATE DEVELOPMENTS

Private Placement Financing

On June 22, 2016 the Company completed a private placement of 3 million units of the Company at US$2.36 per unit for total gross proceeds of US$7.08 million (the “Private Placement”). Each unit consisted of one common share of the Company and a 0.35 of one common share purchase warrant exercisable for a period of two years from the date of issuance at an exercise price of US$2.77.

All securities issued pursuant to the Private Placement are subject to a four month-and-one-day hold period in Canada and a six month hold period in the United States in accordance with applicable securities laws. Pursuant to a registration rights agreement entered into with each subscriber, the Company filed a prospectus supplement under its registration statement on Form F-10 with respect to resales in the United States, from time to time, of the common shares issuable under the Private Placement and the common shares issuable upon the exercise of warrants, to enable the common shares and warrant shares to be freely tradeable in the United States if sold pursuant to the resale registration statement.

Certain insiders participated in the Private Placement. The Private Placement is exempt from the formal valuation and majority of the minority requirements applicable to related party transactions as set out in National Instrument 61-101 Protection of Minority Securityholders in Special Transactions as the aggregate fair market value of the securities purchased by related parties pursuant to the Private Placement is less than 25% of Aurinia’s market capitalization. Canaccord Genuity Inc. acted as sole placement agent for the Private Placement.

Change in Management and Board

On April 11, 2016 the Company appointed Charles Rowland, MBA, CPA, as its Chief Executive Officer (“CEO”) replacing Stephen Zaruby who resigned as the Company’s President and CEO and from its Board of Directors on April 10, 2016. In conjunction with Mr. Rowland’s appointment as President and CEO, Gregory Ayers, MD, PhD was appointed as the Audit Committee Chair.

On April 29, 2016 the Company hired Bradley J. Dickerson, as the General Manager of the Americas and Global Commercial Assessment.

2016 CLINICAL DEVELOPMENTS

AURA Phase 2b Clinical Trial Update

On January 19, 2016, the Company announced completion of patient enrollment of its AURA (Aurinia Urinary protein Reduction in Active lupus nephritis) Phase 2b clinical trial at 265 patients (the target number of patients was 258).

Un-blinding and disclosure of the primary trial data is scheduled within approximately one month of the last enrolled patient completing 24 weeks of active treatment. Therefore, the Company expects that the primary end-point results of the AURA trial will be released prior to the end of August, 2016.

For more information on the AURA Phase 2b clinical trial, please see “LN Clinical Development Program” below.

AURION Study Update

On June 28, 2016 the Company announced that it completed an analysis of the first seven patients to complete 24 weeks in its open-label AURION (Aurinia early Urinary protein Reduction Predicts Response) study. At 24 weeks 57% (4/7) of patients continued to be in complete remission as measured by a urinary protein creatinine ratio of ≤ 0.5mg/mg, eGFR within 20% of baseline and concomitant steroid dose of less than 5mg/day. Among these seven AURION patients there was a 54% mean reduction in proteinuria at 24 weeks compared to pre-treatment levels along with consistent improvements in C3, C4 and anti-DS DNA. Renal function as measured by eGFR remained stable and no new safety signals were observed.

For more information on the AURION study, please see “LN Clinical Development Program” below.

FDA Fast Track

On March 2, 2016 the Company announced that the FDA granted Fast Track designation for voclosporin.

The Fast Track program was created by the FDA to facilitate the development and expedite the review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address significant unmet medical needs. Compounds that receive this FDA designation benefit from more frequent meetings and communications with the FDA to review the drug’s development plan including the design of clinical trials and the use of biomarkers to support approval. Additionally, Fast Track designation allows the Company to submit parts of the New Drug Application (“NDA”) on a rolling basis for review as data becomes available. The Company expects to analyse and review the AURA data with the FDA later in 2016 in order to reach an agreement on further clinical development requirements.

SUMMARY DESCRIPTION OF BUSINESS

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market.

The Company has, since September 20, 2013, rebranded, restructured and refocused itself around a strategy concentrated on the development of voclosporin for the treatment of LN. Voclosporin is a next-generation calcineurin inhibitor (CNI) with a synergistic and dual mechanism of action. By blocking calcineurin, it prevents the subsequent expression of IL-2 and the T-cell-mediated immune response. The mechanism of action of voclosporin has been validated with certain first generation CNIs for the prevention of rejection in patients undergoing solid organ transplants and in several autoimmune indications, including dermatitis, keratoconjunctivitis sicca (Dry Eye Syndrome), psoriasis, rheumatoid arthritis, and for LN in Japan. The Company believes that voclosporin possesses pharmacologic properties with the potential to improve near and long-term outcomes in LN when added to the current standard of care (SoC) of mycophenolate mofetil (MMF)/CellCept ®.

Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule, enabling the potential to have several advantages over existing therapies.

  Predictable concentration effect due to tight pharmacokinetic and pharmacodynamics relationship

  Fixed dosing (oral, twice daily)

  No impact on exposure of MPA (active moiety of MMF) when used concurrently

  Large safety database of >2000 patients (it has been previously studies in studied in kidney rejection following transplantation, psoriasis and in various forms of uveitis (an ophthalmic disease).

LN Clinical Development Program

The Company’s clinical strategy involves layering voclosporin on top of the current standard of care (CellCept®/MMF and steroids) to induce and maintain remission in patients suffering from active LN. There are currently two ongoing studies evaluating the efficacy of voclosporin utilizing this approach.

AURION Study

The AURION study, being conducted at two sites in Malaysia, is an open label, single arm, exploratory study assessing the ability of biomarkers at eight weeks to predict clinical response rates at 24 and 48 weeks in subjects taking voclosporin 23.7mg twice daily in combination with SoC, MMF and corticosteroids, in patients with active LN. It is the first trial to ever be conducted with voclosporin in this patient population and supports the Company’s hypothesis that using voclosporin with the current standard of care may improve near and long-term clinical outcomes for patients with active LN. In the first quarter of 2016, the Company completed enrollment at ten patients.

In June 2016, the Company announced data at 24 weeks from the first seven patients in the study:

  57% (4/7) achieved a complete remission (CR) at eight weeks and maintained at 24 weeks, as measured by a urinary protein creatinine ratio of ≤ 0.5mg/mg, eGFR within 20% of baseline and concomitant steroid dose of < 5mg/day.

  Mean proteinuria reduction at 24 weeks is 54% using voclosporin as an add-on to SoC.

  C3 and C4 improved after 24 weeks of therapy, while renal function (CKD-EPI) remained stable.

  No unexpected safety signals were observed.

This data appears to support the hypothesis that voclosporin added to SoC has the potential to quickly improve LN disease activity. Data for all 10 patients in the study will be released in Q3 2016.

AURA-LV (“AURA”) Phase 2b LN Clinical Trial

In 2012, the Company gained alignment with both the Cardio-Renal and Pulmonary, Allergy, and Rheumatology Products divisions of the FDA on its proposed Phase 2b protocol. The Company has an open Investigational New Drug (“IND”) with the FDA for LN.

In June 2014, Aurinia announced the initiation of its planned global 258 patient AURA clinical trial to evaluate the safety and efficacy of voclosporin as a treatment for LN. LN is an inflammation of the kidney that if untreated or inadequately treated can lead to end-stage renal disease and the requirement for life-long dialysis, or even death.

The AURA trial is a large prospective registration-quality study, it is being conducted in 20 countries and is a randomized, controlled, double-blind study comparing the efficacy of voclosporin against placebo in achieving remission in patients with active LN. The AURA trial has been designed to demonstrate that voclosporin when added to the current SoC (MMF/CellCept®) can induce a rapid and sustained reduction of proteinuria with extremely low steroid exposure. The placebo-controlled trial assesses two doses of voclosporin (23.7 mg and 39.5 mg), with all patients receiving background therapy of MMF coupled with an aggressive oral corticosteroid taper. Inclusion criteria for the study are indicative of highly active disease.

There will be a primary analysis to determine complete remission at week 24 (confirmed at 26 weeks) and various secondary analyses at both 24 and 48 weeks which include biomarkers and markers of non-renal lupus.

  Primary Outcome Measures:

–	The number of subjects achieving complete remission (CR) at 24 Weeks

➢	CR is defined as: Confirmed urinary protein/creatinine ratio of ≤0.5 mg/mg and
➢	Normal, stable renal function { ≥60 mL/min/1.73m2 or no confirmed decrease from baseline in eGFR of ≥20%
➢	Oral corticosteroid dose of less than 10mg/day of prednisone (or equivalent)

  Key Secondary Outcome Measure:

–	Durability of remission, 48 week outcomes, extra-renal lupus activity (measured by SLEDAI)

The top-line data for this clinical trial is expected to be announced prior to the end of August, 2016.

STRATEGY

The Company’s business strategy is to optimize the clinical and commercial value of voclosporin, its late stage clinical candidate. In particular, the Company is focused on the development of voclosporin as an add-on therapy to the current standard of care, CellCept® in treating LN.

The key elements of the Company’s corporate strategy include:

  Focusing the Company’s resources on advancing voclosporin through a robust clinical trial program in preparation for regulatory filings worldwide.

  Mitigating development risk by leveraging the companies past experiences in developing MMF/CellCept® for the treatment of LN.

  Consider strategic opportunities for other voclosporin formulations and new autoimmune indications. For example, the Company believes that recent granted formulation patents regarding the delivery of voclosporin to the ocular surface for conditions such as dry eye have the potential to be of therapeutic value. The Company will continue to explore its strategic options to exploit shareholder value from this intellectual property as resources permit.

  Consider other business development opportunities that would be a strategic fit for the Company or voclosporin under the right circumstances and timing.

About LN

LN is one of the most serious progressions of Systemic Lupus Erythematosus (SLE). The Lupus Foundation of America estimates that >500 thousand people in the United States of America and up to 5.0 million people worldwide suffer from SLE. Approximately 90% of these patients are women of child-bearing age. The disease causes severe impairments on quality of life and wellbeing. Of the patients suffering from SLE, 40-60% experience renal manifestations of the disease resulting in inflammation of the kidney. These patients are considered to have LN and have a high probability of advancing to end stage renal disease (ESRD), dialysis, renal transplant and death, if left untreated or are treated inadequately. These complications are both debilitating and costly.

The ALMS data has been reported in several respected journals, including, the New England Journal of Medicine (Dooley MA, Jayne D, Ginzler EM, Isenberg D, Olsen NJ, Wofsy D, Solomons, N et al; ALMS Group. Mycophenolate versus azathioprine as maintenance therapy for lupus nephritis. N Engl J Med. 2011 Nov 17;365(20):1886-95) and the Journal of the American Society of Nephrology (Appel GB, Contreras G, Dooley MA, Ginzler EM, Isenberg D, Jayne D, Solomons N et al; Aspreva Lupus Management Study Group. Mycophenolate mofetil versus cyclophosphamide for induction treatment of lupus nephritis. J Am Soc Nephrol. 2009 May;20(5):1103-12. Epub 2009 Apr 15.) These publications and subsequent alterations in treatment strategies by physicians caring for patients suffering from LN have established CellCept®/MMF as the standard of care for the treatment of LN. This shift in the treatment paradigm for LN and the establishment of CellCept® use as a relatively uniform treatment approach for these patients has, in the view of the Company, caused the LN market to evolve into an attractive and mature market opportunity, yet there are currently no FDA or EMA approved therapies for LN.

Despite CellCept® being the current standard of care for the treatment of LN, it remains far from adequate with fewer than 20% of patients on therapy actually achieving disease remission after six months of therapy. Data suggests that a LN patient who does not achieve rapid disease remission upon treatment is more likely to experience renal failure or require dialysis at 10 years (Chen YE, Korbet SM, Katz RS, Schwartz MM, Lewis EJ; the Collaborative Study Group. Value of a complete or partial remission in severe lupus nephritis. Clin J Am Soc Nephrol. 2008;3:46-53.). Therefore, it is critically important to achieve disease remission as quickly and as effectively as possible. The data suggests that the majority of patients in the United States suffering from lupus will not achieve complete remission and are not adequately treated (BioTrends® Research Group In., ChartTrends® SLE, December 2010).

CNIs and LN

Aurinia’s lead drug, voclosporin, belongs to a class of drugs called CNIs. There are only two other oral marketed CNIs available, cyclosporine and tacrolimus. Cyclosporine was introduced to the marketplace in the early 1980s while tacrolimus was first marketed in the mid-1990s. Both cyclosporine and tacrolimus have lost key patent protection and have not been approved for the treatment of LN outside of Japan. For the past 20 years these products, in combination with CellCept®/MMF and steroids, have been the cornerstone for the prevention of renal transplant rejection with greater than 90% of all renal transplant patients leaving hospital on lifelong CNI plus MMF therapy (UNOS database).

In late 2008, the Japanese Health Authority became the first major jurisdiction in 50 years to approve a pharmaceutical agent for the treatment of LN. This product was tacrolimus. In addition to this approval, a substantial amount of recent data has been generated, primarily from investigator initiated trials that supports the use of either cyclosporine or tacrolimus for the treatment of various forms of lupus including LN. The addition of tacrolimus, layered on top of MMF and steroids akin to the widely accepted and utilized transplantation regimen, appears to dramatically improve complete response/remission rates in LN (Bao H, Liu ZH, Xie HL, Hu WX, Zhang HT, Li LS. Successful treatment of class V+IV lupus nephritis with multitarget therapy. J Am Soc Nephrol. 2008 Oct;19(10):2001-10. Epub 2008 Jul 2 and .Liu , Zhi-Hong et al., 2012 ASN Abstract SA-OR097). This approach to treatment can be considered a Multi Targeted Therapeutic (MTT) approach to treating LN as it is routinely used in transplantation. Complete remission rates of up to 50% have been reported utilizing this approach for LN.

Long term follow-up studies in LN suggest that the early reduction in proteinuria as seen in complete remission leads to improved renal outcome at ten years. (Houssiau FA, Vasconcelos C, D’Cruz D, Sebastiani GD, de Ramon Garrido E, Danieli MG, et al. Early response to immunosuppressive therapy predicts good renal outcome in lupus nephritis. Lessons from long-term follow-up of patients in the Euro-lupus nephritis trial. Arthritis Rheum. 2004 Dec;50(12):3934-40).

The Company is leveraging voclosporin’s unique properties when added to the current standard of care in order to improve both near and long-term outcomes for patients with active LN.

About voclosporin

Voclosporin is an oral drug, administered twice daily. It is structurally similar to cyclosporine A (“CsA”), but is chemically modified on the amino acid-1 residue. This modification leads to a number of advantages the Company believes offer relevant clinical benefits as compared to the older off-patent CNIs. Voclosporin has US patent protection until at least October 2027 and data exclusivity available in major markets.

Voclosporin mechanism of action

Voclosporin reversibly inhibits immunocompetent lymphocytes, particularly T-Lymphocytes in the G0 and G1 phase of the cell-cycle, and also reversibly inhibits the production and release of lymphokines. Through a number of processes voclosporin inhibits and prevents the activation of various transcription factors necessary for the induction of cytokine genes during T-cell activation. It is believed that the inhibition of activation of T-cells will have a positive modulatory effect in the treatment of LN. In addition to these immunologic impacts recent data suggests that CNIs have another subtle but important impact on the structural integrity of the podocytes (Faul C, et al. The actin cytoskeleton of kidney podocytes is a direct target of the antiproteinuric effect of cyclosporine A. Nat Med. 2008 Sep;14(9):931-8. doi: 10.1038/nm.1857). This data suggests that inhibition of calcineurin in patients with autoimmune kidney diseases helps stabilize the cellular actin-cytoskeleton of the podocytes thus having a structural impact on the podocyte and the subsequent leakage of protein into the urine, which is a key marker of patients suffering from LN.

Potential voclosporin clinical benefits

The Company believes that voclosporin has shown a number of key clinical benefits over the existing commercially available CNIs (tacrolimus & cyclosporine). Firstly, CNI assay results have indicated that voclosporin is approximately four times more potent than its parent molecule cyclosporine, which would indicate an ability to give less drug and produce fewer potentially harmful metabolites. Secondly, cyclosporine inhibits the enterohepatic recirculation of mycophenolic acid (“MPA”), the active metabolite of MMF. The net effect of co-administration of CsA with MMF is reduced MPA systemic exposure by as much as 50% (D. Cattaneo et al. American Journal of Transplantation, 2005:12(5);2937-2944.). This drug interaction has not been observed with voclosporin and it is not expected that MPA blood exposure levels will be reduced with voclosporin co-administration. This is an extremely important fact to consider as most patients being treated with voclosporin for LN will already be taking MMF. Furthermore, pharmacokinetic and pharmacodynamics (“PK-PD”) analysis indicate lower PK-PD variability for voclosporin versus tacrolimus or cyclosporine, to the extent that the Company believes flat-dosing can be achieved for voclosporin. The currently available CNIs require extensive therapeutic drug monitoring which can often be costly, confusing and time consuming for treating physicians.

In a head-to-head study comparing voclosporin against cyclosporine in the treatment of psoriasis, cyclosporine was shown to cause significant increases in lipid levels as compared to voclosporin. The difference was statistically significant. This is important considering most lupus patients die of cardiovascular disease. In another study comparing voclosporin against tacrolimus in patients undergoing renal transplantation, the voclosporin group experienced a statistically significantly lower incidence of glucose intolerance and diabetes than tacrolimus treated patients. Additionally, in the Japanese tacrolimus study that led to the approval of this drug in Japan, almost 15% of tacrolimus patients experienced glucose intolerance (Miyasaka N, Kawai S, Hashimoto H. Efficacy and safety of tacrolimus for lupus nephritis: a placebo-controlled double-blind multicenter study. Mod Rheumatol. 2009;19(6):606-15. Epub 2009 Aug 18). This is a major limitation for physicians wanting to use this agent in lupus and is a well described side effect of tacrolimus.

The Company believes that voclosporin can be differentiated from the older CNIs and thus possess a unique position in the market.

Scientific Rationale for Treatment of LN with voclosporin

While SLE is a highly heterogeneous autoimmune disease (often with multiple organ and immune system involvement), LN has straightforward disease outcomes. T-cell mediated immune response is an important feature of the pathogenesis of LN while the podocyte injury that occurs in conjunction with the ongoing immune insult in the kidney is an important factor in the clinical presentation of the disease. An early response in LN correlates with long-term outcomes and is clearly measured by proteinuria.

The use of voclosporin in combination with the current standard of care for the treatment of LN provides a novel approach to treating this disease (similar to the standard approach in preventing kidney transplant rejection). Voclosporin has shown to have potent effects on T-cell activation leading to its immunomodulatory effects. Additionally, recent evidence suggests that inhibition of calcineurin has direct physical impacts on the podocytes within the kidney. Inhibition of calcineurin within the podocytes can prevent the dephosphorylation of synaptopodin which in turn inhibits the degradation of the actin cytoskeleton within the podocyte. This process is expected to have a direct impact on the levels of protein in the urine which is a key marker of LN disease activity.

Market potential of voclosporin

The Company’s assumptions regarding the market potential for voclosporin are largely based on third party market research commissioned by the Company that was conducted around:

  Analogs;

  Physician perspective on value (based on interviews/experience);

  Payers perspective on value (based on interviews/experience);

  Patient perspective on value (based on interviews/experience); and

  Reimbursement environment.

The Company estimates that there are approximately 125,000 to 200,000 LN patients in the United States and 175,000 to 250,000 in the European Union. Given clinical outcomes, a smaller addressable population and significant disease burden, we believe pricing flexibility exists within the United States market and the appropriate price range, if voclosporin gained regulatory approval in the United States, could be in the range of $50,000 to $100,000 per patient annually. Based upon these assumptions, the Company estimates voclosporin peak sales could yield an annual global opportunity in excess of $1 billion.

RESULTS OF OPERATIONS

For the second quarter ended June 30, 2016, the Company reported a consolidated net loss of $3.28 million or $0.10 per common share, as compared to a consolidated net loss of $733,000 or $0.02 per common share for the same period in 2015. The increase in the consolidated net loss for the second quarter of 2016 is primarily due to a decrease in the non-cash gain on derivative warranty liability of $4.04 million offset to a degree by a decrease in research and development expenditures of $1.92 million. The Company recorded a gain on derivative warrant liability of $1.36 million compared to a gain on derivative warrant liability of $5.40 million in the comparable quarter in 2015.

For the six months ended June 30, 2016, the consolidated net loss was $7.54 million or $0.23 per common share compared to a consolidated net loss of $9.33 million or $0.29 per common share for the comparable period in 2015. The lower consolidated net loss reflected a decrease in research and development expenditures of $1.93 million and a decrease in the non-cash gain on derivative warrant liability of $450,000. For the six months ended June 30, 2016 the Company recorded a gain on derivative warrant liability of $2.03 million compared to a gain on derivative warrant liability of $2.47 million for the six months ended June 30, 2015.

After adjusting for the non-cash impact of the revaluation of the warrant liability, the net losses from operations for the three months and six month periods ended June 30, 2016 was $4.64 million and $9.57 million respectively compared to $6.14 million and $11.81 million for the comparable periods in 2015. The reason for these changes are discussed below.

Revenue and deferred revenue

The Company recorded revenues of $55,000 and $112,000 respectively for the three and six month periods ended June 30, 2016 compared to $59,000 and $121,000 for the comparable periods in 2015.

The remaining deferred licensing revenue related to the 3SBio Inc. fee payment is being amortized on a straight line basis which approximates how the Company expects to incur patent annuity costs for certain specified countries related to meeting its obligations under the terms of the applicable agreements.

Research and Development expenses

Net research and development expenditures decreased to $2.41 million and $5.73 million respectively for the three and six month periods ended June 30, 2016 compared to $4.33 million and $7.66 million respectively for the three and six month periods ended June 30, 2015.

CRO and other third party clinical trial costs were $1.52 million and $4.04 million respectively for the three and six month periods ended June 30, 2016 compared to $2.94 million and $5.07 million respectively for the three and six month periods ended June 30, 2015.

The Company incurred drug supply costs, primarily for drug packaging, stability and distribution, of $285,000 and $574,000 respectively for the three and six month periods ended June 30, 2016 compared to $624,000 and $980,000 respectively for the three and six month periods ended June 30, 2015. These costs decreased as a result of less shipping activity required in 2016.

Salaries, annual incentive pay and employee benefits were consistent at $310,000 and $615,000 respectively for the three and six month periods ended June 30, 2016 compared to $320,000 and $610,000 respectively for the three and six month periods ended June 30, 2015.

The Company recorded non-cash stock compensation expense of $141,000 and $209,000 respectively for the three and six month periods ended June 30, 2016, (2015 - $246,000 and $633,000). Decrease in expense reflected less stock options issued to research and development personnel in 2016 and the timing of when the options were granted in 2016 compared to the comparable periods in 2015.

Patent annuity and other fees expensed were $54,000 and $119,000 respectively for the three and six month periods ended June 30, 2016 compared to $75,000 and $152,000 respectively for the three and six month periods ended June 30, 2015.

Travel expenses related to research and development were $64,000 and $108,000 respectively for the three and six month periods ended June 30, 2016 compared to $61,000 and $125,000 respectively for the three and six month periods ended June 30, 2015.

Other expenses, which included items such as clinical trial insurance, phone, publications and trial courier costs, were $29,000 and $66,000 respectively for the three and six month periods ended June 30, 2016 compared to $31,000 and $89,000 respectively for the three and six month periods ended June 30, 2015.

Corporate, administration and business development expenses

Corporate, administration and business development expenses were $1.84 million and $3.03 million respectively for the three and six month periods ended June 30, 2016 compared to $1.41 million and $3.32 million respectively for the three and six month periods ended June 30, 2015.

Corporate, administration and business development expenses included non-cash stock option expense of $9,000 and $270,000 respectively for the three and six month periods ended June 30, 2016 compared to $527,000 and $1.42 million respectively for the three and six month periods ended June 30, 2015. Stock-based compensation expense is more fully discussed in the stock-based compensation expense section below.

Other expenses were as follows:

Salaries, payroll accruals and employee benefits were $974,000 and $1.33 million respectively for the three and six month periods ended June 30, 2016 compared to $336,000 and $719,000 respectively for the three and six month periods ended June 30, 2015. The 2016 figures included a provision of $597,000 related to the departure from the Company of the former Chief Executive Officer on April 10, 2016. Pursuant to an agreement signed between the Company and the former Chief Executive Officer, he is to be paid approximately $597,000 over 14 months from the date of his resignation as Chief Executive Officer and director of the Company.

Professional and consulting fees were $538,000 and $673,000 respectively for the three and six month periods ended June 30, 2016 compared to $225,000 and $489,000 respectively for the three and six month periods ended June 30, 2015.

The increase in professional and consulting fees in the three months ended June 30, 2016 was primarily the result of an increase of $197,000 in consulting fees related to product market research and other business development activities and an increase in legal fees of $116,000 incurred in the second quarter ended June 30, 2016 compared to the same period in 2015.

Trustee fees, filing fees and other public company costs were $27,000 and $162,000 respectively for the three and six month periods ended June 30, 2016 compared to $41,000 and $149,000 respectively for the three and six month periods ended June 30, 2015.

Travel and promotion expenses related to corporate, administration and business development increased to $97,000 and $201,000 respectively for the three and six month periods ended June 30, 2016 compared to $70,000 and $140,000 respectively for the three and six month periods ended June 30, 2015. This increase reflects additional travel and promotion activities incurred in 2016 related to investor relations and business development activities.

Director fees decreased to $62,000 and $129,000 respectively for the three and six month periods ended June 30, 2016 compared to $92,000 and $165,000 respectively for the three and six month periods ended June 30, 2015. The decreased director fees in 2016 was due to the foreign exchange effect of the lower Canadian dollar relative to the US dollar.

Rent, utilities and other facility costs were $47,000 and $91,000 respectively for the three and six month periods ended June 30, 2016 compared to $49,000 and $87,000 respectively for the three and six month periods ended June 30, 2015.

Insurance, information technology, phone, office and other increased to $81,000 and $167,000 respectively for the three and six month periods ended June 30, 2016 compared to $73,000 and $145,000 respectively for the three and six month periods ended June 30, 2015.

Stock-based Compensation expense

For stock option plan information, stock option grants and outstanding stock option details refer to note 7 of the unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2016.

The Company granted 1.20 million and 1.52 million stock options for the three and six months ended June 30, 2016 respectively at weighted average exercise prices of CDN$3.28 and CDN$3.41 per common share respectively compared to 108,000 and 1.07 million stock options at weighted average exercise prices of CDN$4.30 and CDN$4.70 respectively for the same periods in 2015.

Application of the fair value method resulted in charges to stock-based compensation expense of $150,000 and $479,000 respectively for the three and six month periods ended June 30, 2016 (2015 – $773,000 and $2.06 million) with corresponding credits to contributed surplus. For the three and six month periods ended June 30, 2016, stock-based compensation expense has been allocated to research and development expense in the amounts of $141,000 and $209,000 respectively (2015 –$246,000 and $633,000) and corporate and administration expense in the amount of $9,000 and $270,000 respectively (2015 – $527,000 and $1.42 million).

The decrease in stock-based compensation expense in 2016 related to a change in the vesting period to 36 months from 12 months for options issued in the second quarter of 2016, the timing of when the options were granted, and reductions in the volatility and risk–free interest rate factors used in the Black-Scholes calculations.

Amortization of acquired intellectual property and other intangible assets

Amortization of acquired intellectual property and other intangible assets was $360,000 and $742,000 respectively for the three and six month periods ended June 30, 2016 compared to $358,000 and $750,000 recorded in same periods in 2015.

Gain (loss) on derivative warrant liability

The Company recorded non-cash gains on the derivative warrant lability of $1.36 million and $2.03 million respectively for the three and six month periods ended June 30, 2016 compared to non-cash gains on the derivative warrant liability of $5.40 million and $2.47 million respectively for the three and six month periods ended June 30, 2015. These fair value revaluations fluctuate based primarily on the market price of the Company’s common shares and volatility. The derivative warrant liability is more fully discussed in note 6 to the unaudited interim condensed consolidated financial statements second quarter ended June 30, 2016.

LIQUIDITY AND CAPITAL RESOURCES

The Company is in the development stage and is devoting substantially all of its operational efforts and working capital towards voclosporin development activities in the LN indication with the primary focus currently on completing the Phase 2b AURA clinical trial

As at June 30, 2016, the Company had net working capital, excluding the current portion of contingent consideration, of $11.28 million compared to $12.92 million as at December 31, 2015. For the three month period ended June 30, 2016, the Company reported a loss of $3.28 million (June 30, 2015 – $733,000) and a cash outflow from operating activities of $5.05 million (June 30, 2015 – $3.70 million). As at June 30, 2016, the Company had an accumulated deficit of $265.30 million (December 31, 2015 – $257.75 million).

The Company expects to release the 24-week primary endpoint data for its current Phase 2b LN trial prior to the end of August, 2016. Management considers this a key milestone event for the Company.

On June 22, 2016 the Company completed a private placement of 3 million units of the Company at US$2.36 per unit for total gross proceeds of US$7.08 million to undertake further development and commercialization of voclosporin.

Further, on October 16, 2015, the Company filed a Short Form Base Shelf Prospectus (the Shelf Prospectus). The Shelf Prospectus and corresponding shelf registration statement allows the Company to offer up to $250 million of common shares, warrants and subscription receipts or any combination thereof during the 25-month period that the Shelf Prospectus is effective. The Shelf Prospectus is intended to give the Company the capability to access new capital from time to time.

On July 22, 2016 the Company entered into a Controlled Equity OfferingSM Sales Agreement with Cantor Fitzgerald & Co. pursuant to which the Company may from time to time sell, through at-the-market (“ATM”) offerings with Cantor Fitzgerald acting as sales agent, such common shares as would have an aggregate offer price of up to US$10 million. This facility provides the Company with a vehicle to raise additional funds. However, the amount ultimately to be raised using this facility is unknown due to the uncertainty of future trading volumes in the common shares of the Company on NASDAQ.

The completion of the Private Placement has provided the Company with liquidity in the short-term and sufficient funding to complete the Phase 2b AURA LN clinical trial. The Company also has the ability to draw down on the ATM facility for funding. However, the Company will need to undertake additional equity offerings within the next 12 months in order to continue the development and commercialization of voclosporin for LN, including the funding of a Phase 3 program.

The outcome of these offerings is dependent on a number of factors outside of the Company’s control. The nature of the biotechnology sector and current financial equity market conditions make the success of any future financing ventures uncertain. There is no assurance the ATM financing or any new financings will be successful. This uncertainty casts significant doubt upon the Company’s ability to continue as a going concern and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. (see note 2 -“Going Concern” to the unaudited interim condensed consolidated financial statements for the second quarter ended June 30, 2016, as well as “Risk Factors” in this MD&A).

Any sale of additional equity may result in dilution to the Company’s shareholders. There can be no assurance that the Company will be able to successfully obtain future financing in the amounts or terms acceptable to the Company, if at all, in order to continue the planned operational activities of the Company. If the Company is unable to obtain financing to fund the development program and its future operational activities, it may be required to delay, reduce the scope of, or eliminate the planned development activities, which could harm the Company’s future financial condition and operating results. Without this additional funding, the Company will be required to review and potentially materially alter its strategic alternatives.

Sources and Uses of Cash for the three and six month periods ended June 30, 2016 and June 30, 2015

Sources and Uses of Cash (in thousands of dollars)	Three months ended June 30			Six months ended June 30
	2016	2015	Increase (Decrease)	2016	2015	Increase (Decrease)
	$	$	$	$	$	$
Cash used in operating activities	(5,045)	(3,697)	(1,348)	(10,265)	(7,719)	(2,546)
Cash provided by (used in) investing activities	4,038	(31)	4,069	6,994	(42)	7,036
Cash provided by financing activities	6,640	414	6,226	6,640	783	5,857
Net increase (decrease) in cash and cash equivalents	5,633	(3,314)	8,947	3,369	(6,978)	10,347

Net cash used in operating activities for the three and six month periods ended June 30, 2016, was $5.05 million and $10.27 million respectively compared to cash used in operating activities of $3.70 million and $7.72 million respectively for the three and six month periods ended June 30, 2015. Cash used in operating activities in 2016 and 2015 was composed of net loss, add-backs or adjustments not involving cash and net change in non-cash working items. Included in the net change in non-cash working items was an increase in the prepaid expenses and deposits balance at June 30, 2016 of $994,000 from the balance at December 31, 2015. The amount at June 30, 2016 included a deposit to Lonza Ltd. of $1.04 million to secure a manufacturing slot for voclosporin.

Cash provided by investing activities for the three and six month periods ended June 30, 2016 was $4.04 million and $6.99 million respectively compared to cash used in investing activities of $31,000 and 42,000 for the three and six month periods ended June 30, 2015. In 2016, the Company, transferred $7.00 million to cash and cash equivalents upon maturity of the bank discount notes. The remaining $3 million was invested into a US denominated discount note which comes due July 21, 2016.

Cash provided by financing activities for the three and six month periods ended June 30, 2016, was $6.64 million and $6.64 million respectively compared to cash provided by financing activities of $414,000 and $783,000 million for the three and six month periods ended June 30, 2015. On June 22, 2016, the Company received net proceeds of $6.64 million from the private placement equity financing.

The Company received $400,000 and $685,000 for the exercise of warrants for the three and six month periods ended June 30, 2015 respectively. The Company also received $14,000 and $98,000 from the exercise of stock options for the three and six month periods ended June 30, 2015 respectively. There were no similar items in the three and six month periods ended June 30, 2016.

Use of Proceeds

On February 14, 2014, the Company completed a private placement with net proceeds of $48.31 million, the net proceeds of which were to be used to advance the clinical and non-clinical development of its lead drug voclosporin, as a therapy for LN, and for general corporate purposes. A summary of the anticipated and actual use of proceeds from February 14, 2014 to June 30, 2016 from that financing are set out below (other than working capital):

	Expected use of proceeds for	Incurred for period to
	period to June 30, 2016	June 30, 2016
	(in thousands)	(in thousands)
	$	$

Research and development of voclosporin	26,226	29, 476

Other corporate purposes
Corporate, administration and business development	12,280	10,255
Repayment of drug supply loan	1,290	1,290
Payment of financing milestone to ILJIN	1,472	1,600

	15,042	13,145

Total	41,268	42,621

The actual expenditures for research and development reflect a variance of $3.25 million compared to the expected use of proceeds. This variance is primarily due to additional costs incurred for the AURA clinical trial resulting from higher drug distribution and freight costs, higher CRO costs and other operational costs due to the delay in completing enrollment from that initially projected, and conducting the AURION study.

CONTRACTUAL OBLIGATIONS

The Company has the following contractual obligations as at June 30, 2016:

		Less than	Two to three	Greater than
	Total	one year	years	three years
	(in thousands)	(in thousands)	(in thousands)	(in thousands)
	$	$	$	$
Operating lease obligations (1)	185	185	-	-
Purchase obligations (2)	305	301	4	-
Accounts payable and accrued liabilities	2,462	2,462	-	-
Contingent consideration to ILJIN (3)	3,936	1,303	1,243	1,390
Total	6,888	4,251	1,247	1,390

(1)	Operating lease obligations are comprised of the Company’s future minimum lease payments for its premises.
(2)

The Company has entered into contractual obligations for services and materials required for the AURA clinical trial and other operational activities. The purchase obligations presented represent the minimum amount to exit the Company’s contractual commitments.

(3)	Contingent consideration to ILJIN is described in note 5 of the interim condensed consolidated financial statements for the second quarter ended June 30, 2016.

RELATED PARTY TRANSACTIONS

Stephen P. Robertson, a partner at Borden Ladner Gervais (“BLG”), acts as the Company’s corporate secretary. The Company recorded legal fees, incurred in the normal course of business to BLG of $87,000 and $124,000 respectively for the three and six month periods ended June 30, 2016 compared to $26,000 and $51,000 respectively for the three and six month periods ended June 30, 2015. The amount charged by BLG is based on standard hourly billing rates for the individuals working on the Company’s account. The Company has no ongoing contractual or other commitments as a result of engaging Mr. Robertson to act as the Company’s corporate secretary. Mr. Robertson receives no additional compensation for acting as the corporate secretary beyond his standard hourly billing rate.

OFF-BALANCE SHEET ARRANGEMENTS

To date the Company has not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. The Company’s off-balance sheet financing arrangements consist of lease agreements for the rental of its premises. These leases have been treated as operating leases whereby the lease payments are reflected as rent in corporate, administration and business development expenses. All of the lease agreement amounts have been reflected in the “Contractual Obligations” table above.

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICY DEVELOPMENTS

A complete listing of critical accounting policies, estimates, judgments and measurement uncertainty can be found in notes 3 and 4 of the annual consolidated financial statements for the year ended December 31, 2015. There has been no significant change in our critical accounting policies, estimates, judgments and measurement uncertainty in the three and six month periods ended June 30, 2016.

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are not yet effective for the period ended June 30, 2016. A listing of the standards issued which are applicable to the Company can be found in note 3 of the annual consolidated financial statements for the year ended December 31, 2015. No new standards or amendments were adopted for the three and six month periods ended June 30, 2016.

The accounting policies are consistent with the significant accounting policies used in the preparation of the audited annual consolidated financial statements for the year ended December 31, 2015. These policies have been consistently applied to all periods presented.

RISKS AND UNCERTAINTIES

The Company has invested a significant portion of its time and financial resources in the development of voclosporin. The Company anticipates that its ability to generate revenues and meet expectations will depend primarily on the successful development and commercialization of voclosporin.

The successful development and commercialization of voclosporin will depend on several factors, including those listed below.

Since its inception, the Company has experienced recurring operating losses and negative cash flows, and expects to continue to generate operating losses and consume significant cash resources for the foreseeable future.

While the company completed a private placement on June 22, 2016 for gross proceeds of $7.08 million and entered in to an ATM facility for up to $10 million on July 22, 2016, in order to continue the further development and commercialization of voclosporin, the Company expects it will need to raise additional funds beyond these amounts within the next 12 months.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern without raising this additional required financing.

As a result, the Company’s unaudited interim condensed consolidated financial statements for the three months ended June 30, 2016, contain a going concern note (note 2) with respect to this uncertainty. Substantial doubt about the Company’s ability to continue as a going concern may materially and adversely affect the price per share of its common stock, and it may be more difficult for the Company to obtain financing. The going concern note in the unaudited interim condensed consolidated financial statements may also adversely affect its relationships with current and future collaborators, contract manufacturers and investors, who may grow concerned about the Company’s ability to meet its ongoing financial obligations. If potential collaborators decline to do business with the Company or potential investors decline to participate in any future financings due to such concerns, the

Company’s ability to increase its cash position may be limited. Without this additional funding, the Company will be required to review and potentially materially alter its strategic alternatives.

Other risk factors also include the reliance on and requirement for the following:

  successful completion and positive results for its clinical program in LN, including the AURA clinical trial and AURION study currently underway;

  Timely completion of the AURA clinical trial and AURION study;

  receipt of marketing approvals from the FDA and other regulatory authorities with a commercially viable label;

  securing and maintaining partners with sufficient expertise and resources to help in the continuing development and eventual commercialization of voclosporin;

  maintaining suitable manufacturing and supply arrangements to ensure clinical and commercial quantities of the product through validated processes are available as required;

  acceptance and adoption of the product by the medical community and third-party payors; and

  the ability of the Company to raise future financial resources when required. Future additional sources of capital could include payments from potential new licensing partners, equity financings, debt financings and/or the monetization of the Company’s intangible assets. There is no assurance of obtaining additional future financing through these arrangements or any arrangements on acceptable terms.

A more detailed list of the risks and uncertainties affecting the Company can be found in the Company’s most recently filed Annual Information Form on SEDAR and EDGAR. Additional risks and uncertainties of which the Company is unaware, or that it currently deems to be immaterial, may also become important factors that affect the Company.

Capital management

The Company’s objective in managing capital is to ensure a sufficient liquidity position to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

The Company defines capital as net equity, comprised of issued common shares, warrants, contributed surplus and deficit.

The Company’s objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations and finance its research and development activities, corporate, administration and business development expenses, working capital and overall capital expenditures.

Since inception, the Company has primarily financed its liquidity needs through public offerings of common shares and private placements. The Company has also met its liquidity needs through non-dilutive sources, such as debt financings, licensing fees from its partners and research and development fees.

There have been no changes to the Company’s objectives and what it manages as capital since the prior fiscal period. The Company is not subject to externally imposed capital requirements.

Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the board of directors. Management identifies and evaluates the financial risks. The Company’s overall risk management program seeks to minimize adverse effects on the Company’s financial performance.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through the management of its capital structure and financial leverage. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors and/or the Audit Committee reviews and approves the Company’s operating budgets, as well as any material transactions out of the ordinary course of business. The Company invests its cash in term deposits and bank discount notes with 30 to 180 day maturities to ensure the Company’s liquidity needs are met.

The Company’s activities have been financed through a combination of the cash flows from licensing and development fees and the issuance of equity and/or debt. As described in note 2 to the unaudited interim condensed consolidated financial statements for the second quarter ended June 30, 2016, the Company is dependent on raising additional financing to complete the voclosporin LN clinical trial program.

All of the Company’s financial liabilities are due within one year except for the long-term portion of contingent consideration to ILJIN and the derivative warrant liability.

Interest rate, credit and foreign exchange risk

The Company invests in cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, term deposits and bank discount notes which are all denominated in US dollars. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to its investment portfolio, due to the relative short-term nature of the investments and current ability to hold the investments to maturity.

The Company is exposed to financial risk related to the fluctuation of foreign currency exchange rates which could have a material effect on its future operating results or cash flows. Foreign currency risk is the risk that variations in exchange rates between the United States dollar and foreign currencies, primarily with the Canadian dollar, will affect the Company’s operating and financial results. The Company holds its cash reserves in US dollars and the majority of its expenses, including clinical trial costs are also denominated in US dollars, which mitigates the risk of foreign exchange fluctuations.

As the Company’s functional currency is the US dollar, the Company has foreign exchange exposure to the CDN dollar.

The following table presents the Company’s exposure to the CDN dollar:

	June 30,	June 30,
	2016	2015
	$	$
Cash and cash equivalents	41	37
Accounts receivable	47	60
Accounts payable and accrued liabilities	(629)	(516)

Net exposure	(541)	(419)

	Reporting date rate
	June 30,	June 30,
	2016	2015
	$	$
$CDN - $US	0.774	0.801

Based on the Company’s foreign currency exposures noted above, varying the foreign exchange rates to reflect a ten percent strengthening of the US dollar would have decreased the net loss by $54,000 as at June 30, 2016 assuming that all other variables remained constant. An assumed 10 percent weakening of the US dollar would have had an equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

INTELLECTUAL PROPERTY

Patents and other proprietary rights are essential to the Company’s business. The Company’s policy has been to file patent applications to protect technology, inventions, and improvements to its inventions that it considers important to the development of its business.

As of June 30, 2016, the Company owned 11 granted United States patents and two United States patent applications related to cyclosporin analogs, including granted United States patents covering voclosporin composition of matter, methods of use, formulations and synthesis, which expire between 2018 and 2024, and 151 corresponding granted patents and four corresponding patent applications in other jurisdictions, excluding Canada, South Africa and Israel, which expire between 2018 and 2022. The corresponding Canadian, South African and Israeli patents are owned by Paladin Labs, Inc. It is anticipated that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries. In addition to patent rights, the Company also expects to receive “new chemical entity” exclusivity for voclosporin in certain countries, which provides from five years in the United States to up to ten years in Europe of data exclusivity beyond the date of regulatory approval.

The Company has licensed the development and distribution rights to voclosporin for China, Hong Kong and Taiwan to 3SBio Inc. This license is royalty bearing and the Company will also supply finished product to 3SBio Inc. on a cost plus basis. The Company does not expect to receive any royalty revenue pursuant to this license in the foreseeable future.

As of June 30, 2016, the Company also owned two granted United States patents related to ophthalmic formulations of calcineurin inhibitors or mTOR inhibitors, including voclosporin, and one granted United States patent related to ophthalmic formulations of dexamethasone, which expire between 2028 and 2030. The Company also owns 14 corresponding granted patents and four corresponding patent applications in other jurisdictions.

CONTINGENCIES

i)

The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

ii)

The Company has entered into indemnification agreements with its officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company does maintain liability insurance to limit the exposure of the Company.

iii)

The Company has entered into license and research and development agreements with third parties that include indemnification and obligation provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any payments under such agreements and no amount has been accrued in the accompanying interim condensed consolidated financial statements.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Disclosure controls and procedures and internal controls over financial reporting

During the second quarter ended June 30, 2016, there were no changes to the Company’s disclosure controls or to the Company’s internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, such controls.

UPDATED SHARE INFORMATION

As at August 3, 2016, the following class of shares and equity securities potentially convertible into common shares were outstanding:

(expressed in thousands of shares)

Common shares	35,287
Convertible equity securities
Derivative liability warrants	4,548
Other warrants	2,418
Stock options	4,178

Quarterly Information
(expressed in thousands except per share data)

Set forth below is selected unaudited consolidated financial data for each of the last eight quarters:

	2016		2015				2014
	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30
Revenue	55	57	57	57	59	62	68	72
Expenses
Research and development costs	2,406	3,324	3,652	4,670	4,330	3,330	3,092	2,433
Corporate, administration and business development costs	1,835	1,192	1,564	1,380	1,414	1,905	1,399	1,405
Restructuring and acquisition	-	-	-	-	-	-	36	60
Amortization and impairment of tangible and intangible assets	365	387	363	434	363	398	410	373
Contract services	1	1	2	1	4	5	8	11
Other expense (income)	85	84	2	(55)	83	98	42	(1,690)
Gain (loss) on derivative warrant liability	1,361	664	1,463	1,163	5,402	(2,927)	(1,441)	5,268
Net income (loss) for the period	(3,276)	(4,267)	(4,063)	(5,210)	(733)	(8,601)	(6,360)	2,748
Per common share ($)
Net income (loss) – basic and diluted
Basic	(0.10)	(0.13)	(0.13)	(0.16)	(0.02)	(0.27)	(0.20)	0.09
Diluted	(0.10)	(0.13)	(0.13)	(0.16)	(0.02)	(0.27)	(0.20)	0.08
Common Shares outstanding	35,287	32,287	32,287	32,287	32,267	32,062	31,818	31,577
Weighted average number of common shares outstanding
Basic	32,551	32,287	32,287	32,278	32,237	31,859	31,774	31,516
Diluted	32,551	32,287	32,287	32,278	32,237	31,859	31,774	33,249

Summary of Quarterly Results

The primary factors affecting the magnitude of the Company’s earnings (losses) in the various quarters are noted below and include the timing of research and development costs associated with the clinical development programs, timing and amount of stock compensation expense, fluctuations in the non-cash gain (loss) on derivative warrant liability resulting from required quarterly fair value adjustments and other specific one-time items as noted below.

The research and development costs for the quarters from September 30, 2014 to June 30, 2016, primarily reflect the timing of costs incurred for the ongoing AURA clinical trial.

The Company records non-cash gains (losses) each quarter resulting from fair value revaluation of the derivative warrant liability. These revaluations fluctuates based primarily on the market price of the Company’s common shares.

Corporate, administration and business development costs for the three months ended June 30, 2016 included a provision amount of $597,000 related to the departure of the former Chief Executive Officer on April 10, 2016. Corporate, administration and business development costs included non-cash stock-based compensation expense of $897,000 for the three months ended March 31, 2015.

Other expense (income) reflected a gain on extinguishment of warrant liability of $1.75 million for the three months ended September 30, 2014.

2016 OUTLOOK

On April 11, 2016 the Company appointed Charles Rowland MBA, CPA, as its Chief Executive Officer, on April 29, 2016 the Company appointed Bradley J. Dickerson as an officer of the Company in the position of General Manager of the Americas and Global Commercial Assessment and on July 11, 2016 the Company appointed Celia Economides as head of Communications & Advocacy in the position of Associate Vice President, Corporate Communications & Patient Advocacy. These additions strengthen the Company’s leadership and its capabilities as the Company plans out the Phase 3 clinical program and begins to make plans for advancing voclosporin towards commercialization.

Currently the Aurinia team is focused on preparations for data release prior to the end of August, 2016 and initiation of the planned Phase 3 program in 2017. The Company is making the necessary investments now to ensure the team has the tools to deliver future success and to meet the goal of being in a position to commercialize voclosporin in the shortest time possible to create shareholder value.

In conjunction with achieving this goal in addition to completing the current ongoing AURA and AURION trials, the Company has also moved forward with the following key activities:

  Initiating a Japanese Phase 1 trial to eliminate a requirement to conduct a stand-alone Japanese trial by incorporating Japanese patients into the future global voclosporin study program;

  Manufacture of clinical drug supply;

  Validate gel capsule manufacturing process at contractor’s commercial facility;

  Operational planning, site and CRO selection for the Phase 3 program;

  In-depth assessments of major market commercial potential of voclosporin;

  Advocacy outreach to support patient awareness and assist in Phase 3 enrollment and eventual market uptake;

  Commence clinical operational planning including site and CRO selection for the Phase 3 program.

In order to undertake further development and commercialization of voclosporin, including the key activities noted above and have the ability to continue as a going concern, the Company completed a private placement for gross proceeds of $7.08 million on June 22, 2016 and established an ATM facility for up to $10 million with Cantor Fitzgerald on July 22, 2016. The Company expects it will need to raise further additional funds within the next 12 months for its Phase 3 clinical program.

We continued to receive promising data from the open-label AURION study as we reported 24 week data from the first seven patients in the study which continues to support our hypothesis on the potential for multi-targeted therapy utilizing voclosporin for the treatment of LN.

The upcoming months will bring exciting times to Aurinia as we report the 24 week data from the large, adequate and well-controlled AURA trial in addition to further data from the AURION study.

The Company expects the following milestones and events in the second half of 2016:

  AURA-LV 24 week primary end point data release – prior to the end of August 2016

  AURION 10 patients to 24 weeks – Q3 2016

  Investor Day – September 2016

  End of Phase 2 meeting with FDA– Q4 2016

  Scientific meetings: ACR&ASN

The Company is optimistic that the AURA trial will provide valuable insights regarding the treatment of patients with LN. The Company will continue executing initiatives to maximize corporate value which primarily involves ensuring voclosporin reaches patients suffering from LN as soon as possible.